CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 4, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Heather Percival Kristen Lochhead Gary Todd

RE:	Invuity, Inc. Confidential Draft Registration Statement on Form S-1 Submitted March 13, 2015 CIK No. 0001393020

Ladies and Gentlemen:

On behalf of our client, Invuity, Inc. (the “Company”), we submit this supplemental letter in further response to Comment No. 10 in your letter dated April 9, 2015 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Confidential Draft Registration Statement on Form S-1.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

Critical Accounting Policies and Estimates, Stock-based Compensation, page 61

10.	Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Determination of Estimated Preliminary IPO Price Range

The Company supplementally advises the Staff that, while not reflected in the latest draft of the Registration Statement on Form S-1 filed with the Commission on April 17, 2015 (the “Registration Statement”), based on discussions with the Company’s board of directors (the “Board”) with input from Piper Jaffray & Co and Leerink Partners LLC, the lead underwriters for the offering, provided on May 4, 2015, if the Company were to commence marketing of the offering today, the Company estimates that the preliminary IPO price range would be $[***] to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of the price range of approximately $[***] per share (the “Preliminary Assumed IPO Price”).

The Company expects to include a bona fide offering IPO price range in an amendment to the Registration Statement that will precede the commencement of Company’s road show. This Preliminary IPO Price Range is subject to further revision based on market conditions, business developments and other factors.

While the Company expects to implement a 1-for-18.5 reverse stock split and reflect such split in the same amendment to the Registration Statement that includes the Preliminary IPO Price Range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement. We note that on a post-split basis, the Preliminary IPO Price Range is $[***] to $[***] per share.

To facilitate the Staff’s review, we have included the table below, which is a complete list of all grants of options to purchase the Company’s common stock made from January 1, 2014 through May 4, 2015.

Board Date for Stock Option Grants	Accounting Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share Used for Financial Reporting Purposes
March 5, 2014	March 5, 2014	4,651,470	$0.17	$0.17
March 5, 2014	September 8, 2014(1)	875,700	0.17	0.38
April 30, 2014	April 30, 2014	76,000	0.17	0.24
April 30, 2014	September 8, 2014(1)	1,046,000	0.17	0.38
July 16, 2014	July 16, 2014	88,000	0.17	0.32
July 16, 2014	September 8, 2014(1)	560,000	0.17	0.38
October 21, 2014	October 21, 2014	456,000	0.17	0.43
November 5, 2014	November 5, 2014	2,463,720	0.17	0.45
December 2, 2014	December 2, 2014	1,463,720	0.17	0.48
April 16, 2015	April 16, 2015	6,896,181	0.60	TBD	(2)
May 4, 2015	May 4, 2015	235,000	0.86	0.86

*** Indicates text has been omitted from this letter pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

(1)	The option agreements documenting the key terms of the options granted were not provided to the employees until September 2014. Accordingly, the Company established the grant dates of these options for accounting purposes to be September 8, 2014.
(2)	While the Board believes that it established the exercise price for these options at the current fair value of the common stock, the estimated fair value for financial reporting purposes will not be finally determined until the Company has closed the financial statements for the second quarter.

Common Stock Valuation Methodologies

As previously disclosed in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, as disclosed in the Company’s most recently filed Registration Statement on Form S-1 dated April 17, 2015 (the “Registration Statement”), along with input from management and third-party valuations, to determine the fair value of the Company’s common stock. The section captioned “Stock-based Compensation” on pages 62 through 63 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock when options were granted and factors and approaches considered by the Company in determining fair value.

Independent Third Party Valuation Report

For purposes of assisting the Board in determining the fair value of the Company’s common stock, the Company obtained independent third party valuation reports at various times during the applicable period. For the valuation reports relied upon by the Board for all option grant dates through May 4, 2015, the independent third party valuation firm determined the enterprise value based on the Market Approach and then used the Backsolve Method of the Option Pricing Method (“OPM”), or the Probability Weighted Expected Return Method (“PWERM”), to allocate the enterprise value across each item of the capital structure. Under the Market Approach, the Company estimated the value based on recent sales of the Company’s stock or upon analysis of similar companies to determine applicable multiples. The Company then applied these derived multiples or values to its financial metrics to estimate its market value. The enterprise value was then allocated using the OPM for the February 2014 valuation report and thereafter the PWERM was used as the timing for a liquidity event such as an IPO was considered to be determinable and a possible future event. These reports are summarized below.

February 28, 2014. As of February 28, 2014, the equity value of the Company’s common stock was determined to be $0.17 per share in an independent third party valuation report that was obtained as of that date. The valuation was prepared on a minority, non-marketable interest basis using the Backsolve Method of the OPM to determine the Company’s equity value. The Company’s Series E convertible preferred stock financing closed in February 2014 at $0.7192 per share, and thus, the Company determined that using the

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

Backsolve Method was appropriate to use as the financing round was considered to be at arms-length and involved existing investors as well as new investors, but was primarily led by a new investor, HealthCare Royalty Partners.

The Backsolve Method was used to allocate the enterprise value to the various securities. Based on the estimate of a reasonable expected time frame for the need for additional financing or the potential for an acquisition, the assumed time until a liquidity event was 2.4 years from the valuation date. The risk-free rate was estimated as the interpolation of the two-year and three-year U.S. Treasury yield as of the valuation date. The volatility assumption was based on an analysis of guideline companies’ historical equity volatility factors for a period of 2.4 years, which is the term assumption. A discount for lack of marketability (“DLOM”) was applied as the differential between the holders of common stock and preferred stock. Based on the factors above, the valuation report concluded that the estimated fair value of the common stock was $0.17 per share as of February 28, 2014.

December 31, 2014 and March 31, 2015. The contemporaneous valuations as of December 31, 2014 and March 31, 2015 were prepared on a minority, non-marketable interest basis using the market approach with valuations for seven different scenarios and then utilized the PWERM to arrive at the weighted aggregate equity value. The concluded equity value consisted of the probability-weighted equity value using the following approaches for seven different liquidity scenarios:

1.	The first scenario (“Early IPO”) assumes that the Company completes an IPO by June 30, 2015. The Company applied the Guideline Public Companies Method of the market approach which values a closely held corporation based on market data from comparable public companies. The Company applied a revenue multiple, based on the maximum trailing twelve months (“TTM”) revenue multiple of comparable guideline companies, to its TTM projected revenue at the event date to calculate the Company’s equity value at IPO. The maximum multiple was used as the Company expects the IPO market to offer a very high multiple that would take into account the Company’s high growth rate at the date of an Early IPO.

2.	The second scenario (“Mid IPO”) assumes that the Company completes an IPO by December 31, 2015. The Company applied the same methodology as for the Early IPO.

3.	The third scenario (“Late IPO”) assumes that the Company completes an IPO by December 31, 2016. The Company applied the Guideline Public Companies Method of the market approach and utilized a third quartile revenue multiple to its TTM projected revenue at the event date to calculate the Company’s equity value at IPO.

4.	The fourth scenario (“Early M&A”) assumes that the Company foregoes an IPO given the embedded costs and an unattractive IPO market and opts for a strategic merger or sale by December 31, 2015. The Company applied the Guideline Public Companies Method and utilized a third quartile revenue multiple to its TTM projected revenue at the event date to calculate the Company’s equity value. A control premium of 29% was applied to the equity value based on the median control premium of medical device M&A activity in the last year.

5.	The fifth scenario (“Mid M&A”) assumes that the Company will opt for a strategic merger or sale by December 31, 2016. The Company applied the Guideline Public Companies Method and a mean revenue multiple was applied to its TTM projected revenue at the event date to calculate our equity value. Similar to the Early M&A scenario, a 29% control premium was applied to the equity value.

6.	The sixth scenario (“Late M&A”) assumes that the Company will opt for a strategic merger or sale by December 31, 2017. The Company applied the Guideline Public Companies Method and a mean revenue multiple was applied to its TTM projected revenue at the event date to calculate the Company’s equity value. Similar to the other M&A scenarios, a 29% control premium was applied to the equity value.

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

7.	The seventh scenario (“Dissolution”) assumes that the Company will be unable to achieve its revenue projections and will be dissolved by December 31, 2017. The Company applied the Guideline Public Companies Method and utilized a first quartile revenue multiple to 50% of its TTM projected revenue at the event date to calculate the Company’s equity value. The 50% reduction in revenue assumes that the revenue would grow at slower than projected rates.

The equity value was allocated to the Company’s capital stock using the PWERM. For each scenario, the equity value was divided by the number of common stock equivalents to yield a value per common share at the event date. This value was then discounted using a discount rate of [***] for the December 31, 2014 valuation date, consistent with a late, Stage 4 company and a discount rate of [***] for the March 31, 2015 valuation date, consistent with a late Stage 5 company. The discount rate is consistent with expected venture capital returns for the stage and implicitly includes the discounts for lack of marketability. The resulting present value per common share for each scenario was then probability weighted to arrive at a probability-weighted fair value. The following table reflects the weighting for each of the seven scenarios as of December 31, 2014 and March 31, 2015:

Approach	December 31, 2014 Weighting	March 31, 2015 Weighting
Early IPO	[***]	[***]
Mid IPO	[***]	[***]
Late IPO	[***]	[***]
Early M&A	[***]	[***]
Mid M&A	[***]	[***]
Late M&A	[***]	[***]
Dissolution	[***]	[***]

As of December 31, 2014, the valuation report that was obtained as of such date concluded that the estimated fair value of the common stock was $0.51 per share.

As of March 31, 2015, the valuation report that was obtained as of such date concluded that the estimated fair value of the common stock was $0.60 per share.

Summary of 2014 Option Grants As set forth in detail in the table above, the Company made several option grants to employees, consultants and directors of the Company at various points throughout 2014. In connection with each option grant, the Board carefully considered each of the factors described on pages 62 through 63 of the Registration Statement, the results of the independent third-party valuation reports and all other relevant information available to it. While some advances occurred in the Company’s business over the course of the year, the Company continued to face various challenges relating to financing, growth and product development. As a result, at each option grant date, the Board initially determined that no material

*** Indicates text has been omitted from this letter pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

changes had occurred in the Company’s business that were sufficient to warrant an increase in the estimated fair value of the Company’s common stock from that set forth in the valuation report as of February 28, 2014. Consequently, the Board accepted the valuation report as of February 28, 2014 and determined that the estimated fair value of the common stock on each option grant date in 2014 was $0.17 per share.

Reassessment of Fair Value of Common Stock

In connection with the preparation of the financial statements for this offering, the Company determined that, for accounting purposes, a reassessment of the fair value of its common stock used for option grants in 2014 was appropriate. For purposes of reassessing the fair value of the Company’s common stock at the various grant dates in 2014, the Company determined that there was no single event that caused the increase in the fair value of the Company’s common stock over the course of the year. The Company increased its direct sales force beginning in the second quarter of 2014 and revenue grew 82% as compared to the prior year. Given the Company’s growth and improvement in prospects for a liquidity event, the Company determined that an interpolation from the $0.17 per share estimated fair value as of February 28, 2014 to the $0.51 per share estimated fair value as of December 31, 2014 was an appropriate method of re-evaluating the estimated fair value of the Company’s common stock for the stock-based awards granted between February 28, 2014 and December 31, 2014.

As a result of this reassessment, using a straight-line approach the estimated fair value of the Company’s common stock was increased to $0.24 per share on April 30, 2014, to $0.32 per share on July 16, 2014, to $0.38 per share on September 8, 2014, to $0.43 per share on October 21, 2014, to $0.45 per share on November 5, 2014 and to $0.48 per share on December 2, 2014. The Company has recorded the incremental stock-based compensation expense related to the reassessment in its financial statements for the year ended December 31, 2014, previously included with the Registration Statement.

Summary of 2015 Option Grants

As noted in the discussion above related to the common stock valuation reports, the estimated fair value of the Company’s common stock increased from $0.51 per share as of December 31, 2014 to $0.60 per share as of March 31, 2015. The Company’s Series F convertible preferred stock financing closed in February and March 2015 at $0.7754 per share, which is a slight increase over the Series E convertible preferred stock financing price of $0.7192 that closed in February 2014. The financing included new and existing investors but was primarily led by a new investor, Wellington Management. Therefore, the Board determined that the valuation of the Series F convertible preferred stock financing represented a fair value at arm’s length. In addition, the Company had confidentially submitted its Registration Statement on March 13, 2015. The closing of the Series F convertible preferred stock financing and the submission of the Registration Statement were considered in the March 31, 2015 valuation report (the “March 31, 2015 Valuation Report”).

On April 16, 2015, the Company granted options to purchase 6,896,181 shares of the Company’s common stock to certain employees, consultants, and directors of the Company. At the time of these grants, the Board determined that the estimated fair value of the Company’s common stock was $0.60 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described on pages 62 through 63 of the Registration Statement, including consideration of the valuation report as of March 31, 2015. The Board also considered its progress towards an initial public offering, having confidentially submitted the Registration Statement on March 13, 2015, and anticipation of publicly filing a

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

Registration Statement on Form S-1 on April 17, 2015. At the time of the grants on April 16, 2015, the Board carefully considered all relevant information available to it and determined that there were no material changes in the Company’s business since March 31, 2015 that affected the estimated fair value of the Company’s common stock as of April 16, 2015.

On May 4, 2015, the Company granted options to purchase 235,000 shares of the Company’s common stock to one newly hired employee and one consultant of the Company. At the time of this grant, the Board determined that the estimated fair value of the Company’s stock was equal to the Preliminary Assumed IPO Price of $[***] per share given the progress the Company had made towards an initial public offering and the expectation of beginning its roadshow in mid-May 2015.

Explanation and Reconciliation of Difference Between the Fair Value of the Company’s common stock on April 16, 2015 and the Midpoint of the Estimated Preliminary IPO Price Range for a May 2015 IPO

As noted above, the Preliminary IPO Price Range is $[***] to [***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by negotiation between it and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in medical device industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a medical device company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company respectfully submits that the difference between the estimated fair value of the Company’s common stock on April 16, 2015 of $0.60 per share and the Preliminary Assumed IPO Price of $[***] per share is primarily the result of the following factors:

•	The Preliminary IPO Price Range assumes a successful initial public offering in May 2015 with no weighting placed on any other outcome for the Company, such as the potential that the Company might remain a privately held company. Put differently, the Preliminary IPO Price Range effectively weights an IPO outcome at 100%.

•	An IPO outcome implies a higher valuation of the Company than the methods used in the March 31, 2015 Valuation Report because no DLOM or other discount is applied. A DLOM is applied to the valuation of private company securities because no liquid market exists for the trading of these securities. The Company notes that the March 31, 2015 Valuation Report did not apply a DLOM to the PWERM analysis, but used a discount rate stock of 25% based on the Company being at Stage 5 to calculate the present value per share.

*** Indicates text has been omitted from this letter pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

•	The Company notes that in the March 31, 2015 Valuation Report, the value per common share resulting from the PWERM analysis, before factoring in the discount for the Company’s common stock of [***]%, represents an [***]% discount from the Preliminary Assumed IPO Price of $[***] per share.

•	As noted above, the Preliminary IPO Price Range assumes the completion of a successful IPO and does not apply a DLOM or present value discount rate. If it successfully conducted an IPO, the Company would receive substantial proceeds that would significantly strengthen the Company’s balance sheet, provide the Company with potential future access to the public markets, increase its public presence and increase its awareness among potential customers and commercial partners, which is reflected in the Preliminary IPO Price Range, and which was not reflected in the assumptions underlying the March 31, 2015 Valuation Report.

•	The prices that investors may be willing to pay in this offering may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company and are not objectively determinable and that valuation models are not able to quantify.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), and the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As a result, the Company believes that the estimated per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants since January 17, 2014 are reasonable and appropriate for the reasons described herein.

The Company has not yet determined the appropriate accounting treatment for the grants on April 16, 2015 because these grants occurred during its second fiscal quarter, which has not yet closed. However, because these grants have an exercise price per share less than the midpoint ($[***] per share) of the Preliminary IPO Price Range, the Company anticipates that it will reassess the fair value of these grants, taking into account the difference between the $0.60 per share exercise price and the midpoint ($[***] per share) of the preliminary IPO price range and the ultimate timing of the IPO, and record the related stock-based compensation expense accordingly.

*** Indicates text has been omitted from this letter pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-004

Securities and Exchange Commission

May 4, 2015

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Steven E. Bochner, at (650) 354-4110 or sbochner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Allison B. Spinner

cc:	Philip Sawyer
Brett Robertson
Invuity, Inc.

Steven E. Bochner
Wilson Sonsini Goodrich & Rosati, P.C.

B. Shayne Kennedy
Drew Capurro
Latham & Watkins LLP

Edward Jackson
PricewaterhouseCoopers LLP